COOL TECHNOLOGIES, INC.

8875 Hidden River Parkway

Suite 300

Tampa, Florida 33637

February 6, 2017

BY EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: Larry Spirgel, Assistant Director

Re:	Cool Technologies, Inc.
Registration Statement on Form S-1 (File Number 333-215257)

Dear Mr. Spirgel:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the “Act”), Cool Technologies, Inc. (the “Company”) hereby requests that the Registration Statement described above (the “Registration Statement”) be accelerated so that it will become effective at 3:00 p.m. on Thursday, February 9, 2017, or as soon as practicable thereafter. In connection with such request, the undersigned hereby acknowledges the following:

1. Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

2. The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

3. The Company may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this matter, please do not hesitate to call David Lubin, Esq., counsel for the Company at (917) 656-1173, email address david@dlubinassociates.com.

Thank you for your attention to this matter.

Very truly yours,

	By:	/s/ Timothy J. Hassett
Timothy J. Hassett
Chairman and Chief Executive Officer
cc: David Lubin, Esq.